

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
Mr. Robert P. Kerley
Chief Accounting Officer
Walter Energy, Inc.
300 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

> **Re:** **Walter Energy, Inc.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 001-13711**

Dear Mr. Kerley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 2. Properties page 43

1.   In future filings please provide disclosure regarding the capacity and utilization of your preparation plants pursuant to paragraph (a) of the Instructions to Item 102 of Regulation SK.

2.   In future filings please summarize your significant capital expenditures pursuant to paragraph (b)(4) of Industry Guide 7.

3.   We note your disclosure of 81,908 million tonnes of proven and probable unassigned reserves for your Blue Creek Energy No.1 property. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the

information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director